The Customer-Driven Apparel Company
October 19, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	William Choi
Accounting Branch Chief

Andrew Blume
Staff Accountant

Re:	Oxford Industries, Inc.
Form 10-K for the Fiscal Year Ended June 1, 2007
Filed July 31, 2007
File No. 1-04365
Gentlemen:
     We are writing in response to the letter (the “Comment Letter”) dated September 17, 2007 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Oxford Industries, Inc. (the “Company”) Form 10-K for the fiscal year ended June 1, 2007. The Company’s responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates.
Form 10-K for the Fiscal Year Ended June 1, 2007
Liquidity and Capital Resources, page 39
1. In future filings, please address the following items with respect to your contractual obligations table:
•	You disclose on page 24 that your significant license agreements require you to pay minimum amounts for advertising. Since the contractual obligations table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded item and provide any additional information that is material to an understanding of your cash requirements;

•	Please confirm that you have included all enforceable and legally binding obligations to purchase goods or services in your contractual obligations table;

•	To the extent that payments made for maintenance, insurance and taxes on your leased properties are material, please include a footnote below the contractual obligations table to indicate that the lease obligation amounts presented do not include these additional obligations. Please consider disclosing amounts paid in prior years for maintenance,

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

insurance and taxes in order to provide a context for the reader to understand the impact of these charges on your total lease obligations; and

•	Tell us how you reflected the “Other non-current liabilities” balance sheet line item in your table. If all or a portion of the balance was excluded, please tell us the reasons for your determination.
See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.
Response:
The Company advises the Staff that amounts disclosed in the contractual obligations table for minimum royalty payments include the minimum advertising payments required pursuant to the Company’s royalty agreements as of June 1, 2007. In future filings with the Commission, the Company will revise the line item in the contractual obligations table to state, “Minimum Royalty and Advertising Payments Pursuant to Royalty Agreements,” for purposes of clarification.

The Company further advises the Staff that the amounts included in the Company’s contractual obligations table reflect all material enforceable and legally binding obligations to purchase goods and services except for those amounts representing current liabilities that are reflected as such in the Company’s balance sheet as of June 1, 2007, which the Company does not believe are required to be included in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K, and the deferred compensation liability, which is discussed below.

In future filings with the Commission, consistent with the disclosure in note 6 of the Company’s consolidated financial statements, the Company will include a footnote to the contractual obligations table stating that most of the Company’s leases provide for additional payments of real estate taxes, insurance and other operating expenses applicable to the property which are not included in aggregate minimum rental commitments shown in the table as the amounts to be paid in future periods are generally not specified in the lease agreements and are dependent on the actual amount charged by third parties to the respective landlords. In future filings with the Commission, the Company will also disclose in a footnote to the contractual obligations table the aggregate expense during the most recently completed fiscal year relating to additional payments of real estate taxes, insurance and other operating expenses applicable to the property.

The Company advises the Staff that the “Other non-current liabilities” line item in the Company’s balance sheet at June 1, 2007 consisted of the following: deferred rent of approximately $25.0 million; deferred compensation liability of approximately $11.5 million; and an environmental liability reserve of approximately $4.5 million, as disclosed in note 1, note 9 and note 6 of the Company’s consolidated financial statements, respectively. The amounts for deferred rent set forth above were included in the “Operating leases” line item of the contractual obligations table. Due to the uncertainty regarding the timing of payment of the amounts for deferred compensation, the Company did not include those amounts in the contractual obligations table. In future filings with the Commission, the Company will include a footnote to the contractual obligations table specifying the deferred compensation liability at the end of the fiscal year and stating that the deferred compensation expense included as non-current liabilities in the Company’s balance sheet has not been included in the contractual obligations table due to the uncertainty of the timing of these payments, which are

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

generally at the discretion of the individual employees. The Company has not included the environmental liability reserve in the contractual obligations table as the Company is not contractually obligated to incur these amounts. The reserve represents the Company’s estimate of future costs to remediate the relevant property.
Critical Accounting Policies, page 41
2. In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the disclosure of significant accounting policies in the financial statement footnotes. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in an assumption used in assessing your goodwill or indefinite-lived intangible assets for impairment would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably possible outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.
Response:
The Company advises the Staff that, in response to the Staff’s comments, the Company reviewed its critical accounting policies and estimates and revised its discussion of those policies and estimates. The Company’s discussion of its critical accounting policies and estimates, as so revised, is set forth under the caption “Critical Accounting Policies and Estimates” on page 23 of the Company’s Form 10-Q for the quarter ended August 31, 2007, filed with the Commission on October 10, 2007. In future filings with the Commission, the Company will provide similar disclosure, to the extent applicable, relating to its critical accounting policies and estimates.
Quantitative and Qualitative Disclosures About Market Risk
Trade Policy Risk, page 44
3. You disclose that the establishment of quotas on Chinese imports could cause disruption in your supply chain. In future filings, please quantify the amount of your products sourced from China and discuss whether or not alternative supply sources at comparable prices would be readily available if quotas were to limit your Chinese supply.
Response:
The Company advises the Staff that in its Form 10-Q for the quarter ended August 31, 2007, filed with the Commission on October 10, 2007, the Company stated, among other things, that during fiscal 2007, the Company sourced approximately 40% of its product purchases from China and that the Company believes that alternative supply sources at comparable prices would be readily available if quotas were to limit the Company’s ability to purchase products from China. The Company will

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

include similar disclosure in its future annual reports on Form 10-K and will disclose any material changes to such disclosure in its future quarterly reports on Form 10-Q.
Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
Inventories, page 53
4. Please clarify why markdowns for inventory valued at LIFO cost are deferred until the period in which the goods are sold.
Response:
The Company advises the Staff that FIFO markdowns for inventory valued at the lower of LIFO cost or market method are deferred until the period in which the goods are sold since net LIFO cost is less than the corresponding FIFO valuation adjusted for markdowns. Considering the $39.3 million LIFO reserve, this is likely to be the case in future periods.

The Company further advises the Staff that, for purposes of clarification, under “Critical Accounting Policies and Estimates” in its Form 10-Q for the quarter ended August 31, 2007, filed with the Commission on October 10, 2007, the Company stated the following: “As part of LIFO accounting, markdowns for inventory valued at LIFO cost or market method are deferred until the period in which the goods are sold to the extent that the markdowns are less than the LIFO reserve. Markdowns greater than the allocated LIFO reserves are taken immediately and are not deferred.”
Discontinued Operations, page 57
5. We note that you allocated interest expense to earnings from discontinued operations based on the net proceeds from the transaction as well as the proceeds from the settlement of the retained assets and liabilities related to the discontinued operations. Please explain how your interest allocation complies with EITF 87-24.
Response:
The Company advises the Staff as follows:

EITF 87-24 states, among other things, that “interest on debt that is to be assumed by the buyer and interest on debt that is required to be repaid as a result of the disposal transaction should be allocated to discontinued operations.”

The Company’s credit agreement in respect of its $280 million revolver (“U.S. Revolver”) required the consent of the Company’s lenders in order for the Company to sell the discontinued operations. The lenders’ consent provided that the net cash proceeds of the transaction were required to be remitted to the administrative agent under the U.S. Revolver for the repayment of outstanding obligations. Subject to the other conditions set forth in the U.S. Revolver for borrowing, the repaid amounts may have been reborrowed by the Company and/or certain of its subsidiaries solely to invest

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

in other assets, as permitted under the Company’s indenture in respect of its senior unsecured notes. On the last day of the period provided for the reinvestment of these borrowings, the revolving loan commitment under the U.S. Revolver would be permanently reduced by the amount of the net cash proceeds that had not been reinvested as permitted under the indenture and that otherwise would constitute excess proceeds under the indenture.

As part of the transaction, the Company retained certain accounts receivable, inventory-in-transit and trade accounts payable related to the discontinued operations. The Company collected the accounts receivable amounts from the business’ customers, settled the accounts payable, and upon receipt of the inventory-in-transit, the Company sold the inventory to the purchaser pursuant to the terms of the transaction agreement. These assets and liabilities were retained rather than selling them to the purchaser on the date of the transaction, as this was a more practical approach for both the purchaser and the Company in light of certain transitional obstacles. Since the inventory-in-transit was sold to the purchaser upon receipt and the retained accounts receivable and accounts payable were part of the discontinued operations, the Company included these net assets as part of the net proceeds of the transaction.
Stock-Based Compensation, page 58
6. We note your disclosure that to the extent unvested stock awards are forfeited, the previously recognized expense is reversed. Please explain to us how your accounting treatment for forfeitures of restricted stock awards complies with SFAS 123R which requires estimated forfeitures in accruals of compensation cost.
Response:
The Company advises the Staff that for unvested stock options, the Company records the expense, net of estimated forfeitures. Through fiscal 2007, the estimated forfeiture percentage has been adjusted as appropriate based on historical forfeiture rates and the Company’s expectation of future forfeitures. In prior periods, actual forfeitures have not differed materially from the Company’s estimates.

During fiscal 2005, the Company generally discontinued the grant of stock options. In lieu of such grants, the Company began granting restricted stock as the exclusive source of equity compensation to certain employees. The first restricted stock grants were made in fiscal 2005 with a vesting date of June 2008. The Company made additional restricted stock grants in fiscal 2006 which vest in June 2009. Actual forfeitures through May 2007 for the fiscal 2005 and fiscal 2006 restricted stock grants were 5% and 4%, respectively. Twelve and twenty-four months of the thirty-six month vesting periods for the fiscal 2005 and fiscal 2006 awards, respectively, remain as of June 1, 2007. As the Company does not have any historical information about restricted stock grants that have completed the vesting period as of May 2007 and the Company does not believe the amount of future forfeitures is material, the Company has not recorded a forfeiture percentage for the restricted stock grants. At May 2007, the Company assessed the materiality of estimated forfeitures and concluded that if the rate of forfeitures was an additional 5% during the remaining vesting period, the aggregate reduction in compensation expense recorded through June 1, 2007 would be approximately $150,000. The Company anticipates that actual forfeitures will be less than 5%. The Company does not consider this difference to be material. The Company plans to estimate forfeitures on future grants of restricted stock at the time it has sufficient forfeiture history to appropriately estimate forfeitures on restricted

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

stock grants or if the Company determines that forfeitures would materially impact the Company’s recorded compensation expense.
Note 4. Goodwill and Intangible Assets, page 63
7. We note your disclosure on page 19 that certain selling shareholders of acquirees may be key members of management. Please tell us how you considered EITF 95-8 in determining that the Tommy Bahama contingent consideration should be accounted for as an adjustment of the purchase price as opposed to compensation for services, use of property or profit sharing. Please detail for us the contingent consideration amounts earned in fiscal years 2005, 2006 and 2007 including the type of consideration paid and the amounts allocated to goodwill and recorded as compensation expense. Also reconcile the contingent consideration earned in each of these three years to the amounts to your statements of shareholders’ equity and your goodwill rollforward on page 63.
Response:
The Company advises the Staff that at acquisition, the Company determined that the amounts paid to the selling shareholders, including the amounts paid to shareholders who remained employees, should be considered an adjustment to purchase price consistent with EITF 95-8. The key factors in this determination were:
1.	For those selling shareholders who were employees of the Company following the acquisition, there was no requirement that such shareholder remain an employee of the Company during the relevant periods following the acquisition to earn the contingent consideration.

2.	The Company believes that the level of compensation, other than the contingent payments, for employees who were selling shareholders was at a reasonable level in comparison to other key employees in the combined enterprise and the industry.

3.	Contingent consideration payments were paid to the selling shareholders based on their pro-rata ownership share of the acquired company and was not adjusted based on whether shareholders became employees of the Company after the acquisition.

4.	The ownership percentage of the acquired company which belonged to shareholders who became employees of the Company was approximately 26%. This percentage includes ownership interests of parties related to shareholders who became employees of the Company. The remaining ownership interests in the acquired company were owned by unrelated third parties.

5.	The Company believed that the initial consideration paid for the acquired company at the acquisition date was at the low end of the range determined by the Company as the total value of the acquired company. The contingent consideration reflected the Company’s desire to defer the payment of a portion of the purchase price due to the uncertainty of high-growth rates included in the financial projections provided by the acquired company prior to the date of acquisition. The formula utilized to determine the contingent consideration was based, in part, on the projected growth rates of the acquired company provided prior to the date of acquisition and is not consistent with prior profit-sharing arrangements of the Company.

6.	There were not any other material arrangements with selling shareholders which would indicate that the contingent consideration paid would be compensation.

7.	The income tax treatment of the contingent payments does not indicate that the contingent payments are attributable to anything other than consideration for the acquired company.

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

The last paragraph in note 6 of the Company’s consolidated financial statements includes a discussion of the contingent payments required to be paid to an employee cash bonus plan of the acquired company. As stated in note 6 of the Company’s consolidated financial statements, the contingent payments designated toward the employee cash bonus plan were charged to selling, general and administrative expense in the Company’s consolidated statements of earnings in the respective period.

Based on the foregoing, the Company believes that the portion of the contingent consideration accounted for as an adjustment of the purchase price and the portion treated as compensation is in accordance with the provisions of EITF 95-8.

The table below details the contingent consideration amounts earned in fiscal 2007, 2006 and 2005 (in 000s).

	2007	2006	2005
Annual earn-out payment (cash)	$12,500	$12,500	$6,250
Annual earn-out payment (stock)	0	0	20,259
Cumulative earn-out payment (cash)	10,478	0	0

Total earn-out earned (1)	22,978	12,500	26,509
Employee bonus recorded as compensation expense, net	(714)	(603)	(755)
Adjustment to estimated earn-out recorded in prior year	0	361	577

Adjustment to Goodwill (2)	$22,264	$12,258	$26,331
(1)	See note 6 of the Company’s consolidated financial statements.

(2)	See note 4 of the Company’s consolidated financial statements.
The Company further advises the Staff that each of the contingent considerations amounts were paid in cash, through the issuance of stock, or through a combination of cash and stock in the following fiscal year. The estimated amounts in respect of stock issuances were included as non-cash items in the Company’s consolidated statements of cash flows during the fiscal period that the amounts were earned but were not reflected in the Company’s statements of shareholders’ equity until the shares were issued. Therefore, the amounts reflected in the Company’s fiscal 2005 consolidated statement of shareholders’ equity reflects the equity issued for the fiscal 2004 earn-out period. The amounts reflected in the Company’s fiscal 2006 statements of shareholders’ equity reflects the equity issued for the fiscal 2005 earn-out. The sum of the $485,000 and the $19,774,000 additions to common stock and additional paid-in capital in the Company’s fiscal 2006 statement of shareholders’ equity agrees to the $20,259,000 included above for the fiscal 2005 annual earn-out payment (stock). No amounts were reflected in the fiscal 2007 statement of shareholders’ equity as the amounts for the fiscal 2006 earn-out were paid in cash.
Note 5. Debt, page 64
8. We note that your U.S. Revolver agreement includes limitations on the payments of dividends. As required by Rule 4-08(e) of Regulation S-X, please disclose the pertinent provisions of the restrictions and the amount of retained earnings or net income restricted or free of restrictions. Please also tell us if

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

the restricted net assets of consolidated and unconsolidated subsidiaries and your equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year.
Response:
The Company advises the Staff that in its Form 10-Q for the quarter ended August 31, 2007, filed with the Commission on October 10, 2007, the Company has included disclosures about the provisions of the Company’s credit facility and bond indenture that place limitations on the Company’s ability to pay dividends in the future. The disclosures are included below for your reference.

“Our U.S. Revolver also includes limitations on certain restricted payments, including payment of dividends. Pursuant to the U.S. Revolver agreement, we may pay dividends if our Total Debt to EBITDA ratio, as defined in the U.S. Revolver agreement, for the four preceding quarters would have been not more than 3.00:1.00 after giving effect to the dividend payment. Additionally, our Senior Unsecured Notes include limitations on the payment of dividends. Pursuant to the indenture governing our Senior Unsecured Notes, we may make certain Restricted Payments, as defined in the indenture, to the extent that the sum of the Restricted Payments do not exceed the allowable amount. Restricted Payments include the payment of dividends, the repurchase of our common shares, repayment of certain debt, the payment of amounts pursuant to earn-out agreements and certain investments. The allowable amount includes 50% of GAAP net income, as adjusted, cash proceeds from the issuance of shares of our common stock including stock options and restricted stock awards and certain other items. We were compliant with these limitations as of August 31, 2007 and do not anticipate that our U.S. Revolver or Senior Unsecured Notes will limit our ability to pay dividends during transition period 2008.”

The Company further advises the Staff that the restricted net assets of consolidated and unconsolidated subsidiaries and the Company’s equity in the undistributed earnings of 50 percent or less owned entities accounted for by the equity method do not exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. The Company’s investment in unconsolidated entities was approximately 1% of total assets and 2% of shareholders equity as of June 1, 2007. Substantially all earnings of these investments in unconsolidated earnings are distributed quarterly.
Schedule II, page 84
9. We note footnote (i) to your valuation and qualifying accounts schedule that indicates the increase in your reserve accounts as a result of your business acquisitions. Please tell us how you applied the guidance of SOP 03-3 in determining it was appropriate to carry-over the acquiree reserves. Please also include a footnote to the table to describe the nature of and differences between the two reserve accounts.
Response:
The Company advises the Staff that it has reviewed SOP 03-3 and noted that the guidance is applicable to loan receivables. Based on the definition in SOP 03-3, the Company does not believe

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

that trade receivables with terms of less than one year meet the definition of loan receivables. The Company’s reserves relate to accounts receivable on normal terms, which are typically 60 days or less. At acquisition, the Company assessed the amount of the accounts receivable reserves and bad debt reserves for appropriateness and determined that the reserves included on the books of the acquired company were appropriate. The amount of actual reserves related to the pre-acquisition accounts receivable were materially accurate based on collection results after acquisition. Such allowances for uncollectibility are consistent with FASB Statement No. 141 paragraph 37b.

In future filings with the Commission, the Company will add a footnote to its valuation and qualifying accounts schedule to describe the nature of and differences between the two reserve accounts. For example, if such a footnote had been included in the Company’s Form 10-K for the fiscal year ended June 1, 2007, it would have stated substantially as follows: “Accounts receivable reserves includes reserves for allowances, returns and discounts as discussed in our significant accounting policy disclosures for Revenue Recognition and Accounts Receivable in note 1 of our consolidated financial statements. Allowance for doubtful accounts consists of amounts reserved for our estimate of a customer’s inability to meet its financial obligations as discussed in our significant accounting policy disclosures for Revenue Recognition and Accounts Receivable in note 1 of our consolidated financial statements.”
Controls and Procedures, page 86
10. You state that there have not been any significant changes in your internal controls during the quarter ended June 1, 2007. Please confirm to us, if true, that there were no changes in internal controls that occurred during the quarter ended June 2, 2006 that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any changes in internal control that occurred during the quarter ended June 2, 2006 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.
Response:
The Company advises the Staff that there were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 2, 2006 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company further advises the Staff that there were no changes in the Company’s internal control over financial reporting that occurred during any quarter during the Company’s fiscal year ending June 1, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In addition, as stated in the Company’s Form 10-Q for the quarter ended August 31, 2007, filed with the Commission on October 10, 2007, there were no changes in the Company’s internal control over financial reporting that occurred during the quarter ended August 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. In future filings with the Commission, the Company will disclose any change in internal control that occurred during the quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
* * * *

Securities and Exchange Commission
Division of Corporation Finance
October 19, 2007

     In addition, pursuant to the Comment Letter, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to call the undersigned at (404) 653-1443, or the Company’s Vice President and General Counsel, Thomas E. Campbell, at (404) 653-1437, with any questions concerning our response to the Staff’s comments.

Very truly yours,
/s/ J. Hicks Lanier
J. Hicks Lanier
Chairman and Chief Executive Officer

cc:	Thomas C. Chubb III (Oxford Industries, Inc.)
K. Scott Grassmyer (Oxford Industries, Inc.)
Thomas E. Campbell (Oxford Industries, Inc.)
Tony W. Rothermel (King & Spalding LLP)
Greg Heston (Ernst & Young LLP)